Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except Ratios)

	Twelve months	Twelve months	Twelve months	Six months	Six months
	Ended	Ended	Ended	Ended	Ended
	June 30,	December 31,	December 31,	June 30,	June 30,
	2008	2007	2006	2008	2007

Earnings: (1)
Net income (2)	$114,407	$106,506	$91,377	$66,783	$58,882
Income taxes	73,060	66,741	47,691	41,075	34,756
Equity in (income) losses of equity investees, net of distributions	-	-	-	-	-
Fixed Charges (See below) (3)	82,868	81,145	78,345	40,092	38,369
Less: Preferred stock dividend	-	-	-	-	-
Total adjusted earnings	$270,335	$254,392	$217,413	$147,950	$132,007
Fixed charges: (3)
Total interest expense	$82,504	$80,576	$77,538	$39,935	$38,007
Interest component of rents	364	569	807	157	362
Preferred stock dividend	-	-	-	-	-
Total fixed charges	$82,868	$81,145	$78,345	$40,092	$38,369

Ratio of earnings to fixed charges	3.3	3.1	2.8	3.7	3.4

1.    For the purposes of computing these ratios, earnings consist of pretax net income before income (losses) from equity investees, fixed charges, and less preferred stock dividends of a consolidated subsidiary.

2.    Net income, as defined, is before preferred stock dividend requirement of subsidiary and cumulative effect of change in accounting principle.

3.    Fixed charges consist of total interest, amortization of debt discount, premium and expense, the estimated portion of interest implicit in rentals, and preferred stock dividends of a consolidated subsidiary.